Suite 2200 1201 Third Avenue Seattle, WA 98101-3045 Marcus J. Williams 206.757.8170 tel 206.757.7170 fax marcwilliams@dwt.com

July 31, 2015

VIA EDGAR AND FEDERAL EXPRESS OVERNIGHT

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-4561

Attention:	Mr. Ronald E. Alper Ms. Pam Howell

Re:	Willamette Valley Vineyards, Inc. Registration Statement on Form S-3 Filed June 23, 2015, as amended on July 31, 2015 File No. 333-205174 (the “Registration Statement”)

On behalf of our client Willamette Valley Vineyards, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) that were set forth in the Staff’s letter, dated July 15, 2015, regarding the Registration Statement. We have carefully reviewed and considered each comment contained in that letter, and would respectfully submit the proposed responses and actions indicated below. For ease of reference, the text of each of the Staff’s comments is set forth below followed in each case by our response. Unless otherwise noted, references to page numbers in our responses are to Amendment No. 1 to the Registration Statement as filed with the Commission on July 31, 2015.

General

Staff Comment No. 1: Please clarify whether the Company has any discretion to change the prices set forth in the table on page 4.

RESPONSE: The Company does not presently have such discretion. Any change in this fact would be reflected in a post-effective amendment to the Registration Statement or, to the extent applicable, a supplement to the Prospectus.

Staff Comment No. 2: On page 5 and elsewhere in the document you state that the Series A Redeemable Preferred Stock will be entitled to receive dividends at a rate equal to 5.3% per year. However, Attachment A to Exhibit 4.1 indicates that the dividend rate is 5.0% per year. Please reconcile.

Securities and Exchange Commission

RESPONSE: The Company has corrected an error in its preferred stock designation, the corrected form of which is filed as Exhibit 4.1 to the Registration Statement.

Staff Comment No. 3: Please file the escrow agreement as an exhibit.

RESPONSE: The Company has filed the Escrow Agreement as Exhibit 4.3 to the Registration Statement.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

With respect to the acknowledgements identified on page 2 of the Staff’s letter dated July 15, 2015, the Company will furnish such acknowledgements at the time it files its request for acceleration.

Thank you for providing the Company with the opportunity to respond to your comments. Please do not hesitate to contact Marcus J. Williams at (206) 757-8170 if you have any questions or concerns, or if you would like to discuss the substance of this letter or the documents referred to herein.

Very truly yours,

Davis Wright Tremaine LLP

Marcus J. Williams

cc:	Jim Bernau